As filed with the Securities and Exchange Commission on April 10, 2008
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PENWEST PHARMACEUTICALS CO.
(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	91-1513032 (I.R.S. Employer Identification No.)
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120
(877) 736-9378
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jennifer L. Good
President and Chief Executive Officer
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120
(877) 736-9378
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Stuart M. Falber, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000
          Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Proposed maximum
		offering price per	aggregate offering	Amount of
Title of each class of securities to be registered	Amount to be registered(1)	unit	price	registration fee
Common Stock, $0.001 par value per share(2)	12,210,901	$2.90 (3)	$35,411,612.90	$1,391.68

(1)	Consists of (a) 8,140,600 shares of common stock, (b) 4,070,301 shares of common stock issuable upon the exercise of warrants and (c) additional shares, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends and other similar transactions, which shares are registered hereunder pursuant to Rule 416 under the Securities Act.

(2)	Shares of common stock being registered hereby are accompanied by preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with common stock.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the NASDAQ Global Market on April 4, 2008.
          The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling shareholders named in this prospectus may not sell the common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and the selling shareholders named in this prospectus are not soliciting offers to buy the common stock in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April 10, 2008
PROSPECTUS
PENWEST PHARMACEUTICALS CO.
12,210,901 SHARES OF COMMON STOCK

          This prospectus relates to the resale from time to time of up to 12,210,901 shares of common stock of Penwest Pharmaceuticals Co. by the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale of shares of our common stock offered by this prospectus. We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify the selling shareholders against certain liabilities.
          The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares offered by this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.
          Our common stock is traded on the NASDAQ Global Market under the symbol “PPCO.” On April 4, 2008, the closing sale price of the common stock on NASDAQ Global Market was $2.86 per share. You are urged to obtain current market quotations for the common stock.

          Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2008

          We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

ii

PROSPECTUS SUMMARY
          This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”
Penwest Pharmaceuticals Co.
          We are a drug development company dedicated to bringing to the marketplace innovative products that help improve the lives of patients. Our goal is to identify, develop and commercialize products that address unmet medical needs, primarily for disorders of the nervous system. We are currently applying our drug development and drug delivery expertise to a pipeline of potential products that are in various stages of development, and that we intend to commercialize independently or through third party alliances.
          On June 22, 2006, the United States Food and Drug Administration, or FDA, approved Opana® ER. Opana ER, an extended release formulation of oxymorphone hydrochloride, is a product that we developed with Endo Pharmaceuticals Inc., or Endo, using our proprietary TIMERx® drug delivery technology. Opana ER is approved for twice-a-day dosing in patients with moderate to severe pain requiring continuous, around-the-clock opioid therapy for an extended period of time and is being marketed by Endo in the United States.
          We are currently developing product candidates designed for the treatment of pain, diseases related to the mitochondrial respiratory chain, epilepsy and Parkinson’s disease. We are developing nalbuphine ER, a controlled release formulation of nalbuphine hydrochloride, for the treatment of moderate chronic pain. In addition, we are developing A0001, a product candidate designed for the treatment of inherited mitochondrial respiratory chain diseases, under a collaboration and license agreement with Edison Pharmaceuticals, Inc., or Edison, that we entered into in July 2007. Under the Edison agreement, we have agreed with Edison to collaborate on the development of A0001 and up to one additional drug candidate of Edison’s, initially for the treatment of inherited mitochondrial respiratory chain diseases. Finally, we have two other product candidates in formulation development for the treatment of epilepsy and Parkinson’s disease, respectively.
          Our strategy includes developing drug candidates to treat disorders of the nervous system. We expect to leverage our expertise in drug formulation and drug development to advance these products. We also expect to expend resources on product candidates obtained through in-licenses or acquisitions. Our spending in this area, however, is discretionary and is subject to identifying appropriate opportunities, as well as the availability of funds from our operations, cash resources, collaborative research and development arrangements, and external financing.
Corporate Information
          Our executive offices are located at 39 Old Ridgebury Road, Suite 11, Danbury, Connecticut 06810-5120. Our telephone number is (877) 736-9378, and our Internet address is www.penwest.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to “Penwest,” “we,” “us,” and “our” refer to Penwest Pharmaceuticals Co.
          TIMERx®, Geminex® and SyncroDose® are our registered trademarks. Gastrodose™ is also our trademark. Other tradenames and trademarks appearing in this prospectus are the property of their respective owners.
The Offering

Common stock offered by selling shareholders	12,210,901 shares, including 4,070,301 shares issuable upon the exercise of the warrants held by the selling shareholders
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering
NASDAQ Global Market symbol	PPCO

RISK FACTORS
          Investing in our common stock involves a high degree of risk, and you should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could fall.
We have not been profitable and expect to continue to incur substantial losses.
          We have incurred net losses since 1994, including net losses of $34.5 million, $31.3 million and $22.9 million during 2007, 2006 and 2005, respectively. As of December 31, 2007, our accumulated deficit was approximately $207.0 million.
          Our strategy includes developing drug candidates to treat disorders of the nervous system. As a result, we expect to incur net losses in 2008 and beyond as we continue to conduct development of and seek regulatory approvals for our product candidates. These net losses have had and will continue to have an adverse effect on our shareholders’ equity, total assets and working capital.
          Our future profitability will depend on several factors, including:
•	the commercial success of Opana ER, and the timing and amount of royalties from Endo’s sales of Opana ER which may be affected by any potential generic entry;

•	our ability to successfully defend our intellectual property protecting our products;

•	the level of our investment in research and development activities, including the timing and costs of conducting our clinical trials of nalbuphine ER;

•	the timing and amount of payments to Edison in connection with the Edison agreement, as well as our costs of development for drug candidates to which we acquire rights under the Edison agreement;

•	the successful development and commercialization of product candidates in our portfolio;

•	the level of investment for acquisitions or in-licensing of compounds or technologies intended to support our growth; and

•	royalties from sales by Mylan Pharmaceuticals Inc., or Mylan, of Pfizer’s generic Procardia XL 30 mg.
We may require additional funding, which may be difficult to obtain.
          As of December 31, 2007, we had cash, cash equivalents and short-term investments of $23.0 million. On March 11, 2008, we sold units representing an aggregate of 8,140,600 shares of our common stock, together with warrants to purchase an aggregate of 4,070,301 shares of common stock, in a private placement, for a total purchase price of approximately $25.1 million. Net proceeds from this private placement were approximately $23.2 million after deducting the placement agent’s fees and other expenses.
          We anticipate that, based upon our current operating plan, our existing capital resources, together with the net proceeds from the private placement and expected royalties from third parties, will be sufficient to fund our operations on an ongoing basis through at least the first quarter of 2009. We currently anticipate that we will begin to receive royalty payments related to Opana ER from Endo in the second half of 2008. In addition, we are currently taking measures to reduce our spending and manage our costs more closely. These cost management measures may include adjusting the pace and timing of our clinical programs to match these costs with our financial resources. Finally, we plan to seek to enter into collaboration and licensing agreements for nalbuphine ER and other of our products and technologies. Our goal with these efforts is to fund our ongoing operations until at least the second half of 2009 without seeking additional funding from the capital markets. If the anticipated Opana ER royalties are delayed or less than we anticipate, if we are not successful in controlling our costs, or if we are unable to enter into collaboration and licensing agreements for our products or technologies on favorable terms or at all, we may need to seek financing sooner than we anticipate.
          Our requirements for additional capital may be substantial and will depend on many factors, including:
•	the commercial success of Opana ER;

•	the timing and amount of payments received under collaborative agreements, including in particular our agreement with Endo with respect to Opana ER and our agreement with Mylan with respect to Pfizer’s generic Procardia XL 30 mg;

•	our ability to access the second $12 million term loan under our credit facility with Merrill Lynch Capital and the timing of the availability of this $12 million;

•	the timing and amount of payments to Edison in connection with the Edison agreement, as well as our internal costs of development for drug candidates for which we acquired rights under this agreement;

•	the progress of other collaborative and independent development projects, funding obligations with respect to the projects, and the related costs to us of clinical studies for our product candidates;

•	the level of investment for the acquisition or in-licensing of technologies or compounds intended to support our growth;

•	the structure and terms of any future collaborative agreements;

•	the prosecution, defense and enforcement of our patents and other intellectual property rights, such as our Orange Book listed patents for Opana ER, including our costs associated with the litigation against IMPAX Laboratories, Inc., or IMPAX, the litigation against Actavis South Atlantic LLC, or Actavis, and any other litigation in which we become involved;

•	the level of our investments in capital expenditures for facilities and equipment; and

•	our success in reducing our spending and managing our costs.
          If we raise additional funds by issuing equity securities, it will result in further dilution to our then-existing shareholders. Debt financing, such as the Merrill Lynch Capital credit facility noted above, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt or equity financing may also contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, research programs or potential products or grant licenses on terms that may not be favorable to us. Additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to delay, reduce the scope of, or eliminate one or more of our planned research, development and commercialization activities, including our planned clinical trials, which could harm our business, financial condition and operating results.
Our ability to generate revenues depends heavily on the success of Opana ER.
          We made a significant investment of our financial resources in the development of Opana ER. In the near term, our ability to generate significant revenues will depend primarily on the growth of Opana ER sales by Endo. Opana ER, which was approved by the FDA in June 2006 and launched by Endo in July 2006, may not be accepted by customers in the pharmaceutical market. Opana ER competes with a number of approved drugs manufactured and marketed by major pharmaceutical companies and generic versions of some of these drugs. It may have to compete against new drugs and generic versions of Opana ER that may enter the market in the future.

          The degree of market success of Opana ER depends on a number of factors, including:
•	the safety and efficacy of Opana ER as compared to competitive products;

•	Endo’s ability to educate the medical community about the benefits, safety profile and efficacy of Opana ER;

•	the effectiveness of Endo’s sales and marketing activities;

•	Endo’s ability to manufacture and maintain suitable inventory for sale on an ongoing basis;

•	the reimbursement policies of government and third party payors with respect to Opana ER;

•	the pricing of Opana ER;

•	the level of stocking of Opana ER by wholesalers and retail pharmacies; and

•	the availability of generic versions of Opana ER and the timing of generic competition.
     IMPAX has filed an abbreviated new drug application, or ANDA, for Opana ER, and we and Endo have filed patent infringement suits against IMPAX in connection with its ANDA.
     On October 3, 2007, we received a letter from IMPAX notifying us of its filing of an ANDA containing a Paragraph IV certification under the Hatch-Waxman Act for Opana ER in four strengths, 5 mg, 10 mg, 20 mg and 40 mg . This Paragraph IV certification notice referred to our patent, U.S. No. 7,276,250, which covers the formulation of Opana ER and was listed in the Orange Book as of October 2, 2007. On October 4, 2007, IMPAX announced in a press release that the FDA had rescinded the acceptance of IMPAX’s ANDA filing. On November 5, 2007, we received a letter from IMPAX notifying us of additional Paragraph IV certifications relating to our patents, U.S. Nos. 5,622,933 and 5,958,456, which were listed in the Orange Book as of October 19, 2007. On November 15, 2007, in response to these notices, we and Endo filed a lawsuit against IMPAX in the U.S. District of Delaware. The lawsuit against IMPAX not only alleged infringement of certain Orange Book-listed U.S. patents that cover the Opana ER formulation, but it also sought declaratory judgment that, among other things, IMPAX had no legitimate basis to trigger the Hatch-Waxman ANDA patent litigation process because the FDA, according to IMPAX, had rescinded its acceptance of IMPAX’s ANDA. The lawsuit further asked the court to declare that the Paragraph IV certification notices that IMPAX served on Endo and us are null, void and of no legal effect.
     On December 14, 2007, we received a letter from IMPAX notifying us of a refiling of its ANDA for Opana ER that was accepted by the FDA as of November 23, 2007. The notice letter stated that IMPAX’s ANDA contained Paragraph IV certifications for the three patents noted above and that the FDA had required IMPAX to notify Endo and us of these certifications. In this December 2007 notice, IMPAX also stated that it would not withdraw its prior Paragraph IV certification notices because it believed they were properly provided and because IMPAX was continuing its efforts to convince the FDA to assign an earlier filing date to its ANDA. As a result of the FDA’s determination of IMPAX’s ANDA filing date and the receipt of the new Paragraph IV certification notice, on December 20, 2007, we and Endo filed a notice of dismissal of the portion of our November 15, 2007 complaint seeking declaratory judgment that, among other things, IMPAX had no basis to trigger the Hatch-Waxman ANDA patent litigation process and that any Paragraph IV certification notices served prior to November 23, 2007 were null, void and of no legal effect. We and Endo did not dismiss the patent infringement claims in the November 2007 lawsuit because IMPAX refused to withdraw its prior Paragraph IV certification notices. On January 25, 2008, we and Endo filed a lawsuit against IMPAX in the U.S. District of Delaware, alleging infringement of certain Orange Book-listed patents in response to IMPAX’s December 2007 notice. Given the FDA’s acceptance of IMPAX’s ANDA as of November 23, 2007, we believe that we are entitled to a 30-month stay under the Hatch-Waxman Act beginning on December 14, 2007. We and Endo intend to pursue all available legal and regulatory avenues defending Opana ER.

     On February 14, 2008, we received a notice from Actavis advising of the filing of its ANDA containing a Paragraph IV certification under the Hatch-Waxman Act for Opana ER in four strengths, 5 mg, 10 mg, 20 mg and 40 mg. The Actavis Paragraph IV certification notice refers to our Orange-Book listed patents, U.S. Patent Nos. 5,128,143, 5,662,933, 5,958,456, and 7,276,250, which cover the formulation of Opana ER. These patents expire in 2008, 2013, 2013 and 2023, respectively.
     On March 28, 2008, we and Endo filed a patent infringement suit against Actavis in connection with Actavis’s ANDA for Opana ER. We believe that we are entitled to a 30-month stay against Actavis under the Hatch-Waxman Act beginning on February 14, 2008.
     If we and Endo are unsuccessful in our Hatch-Waxman suits, Opana ER could be subject to generic competition as early as June 2009 when the new dosage form exclusivity expires. We expect that generic competition would adversely affect the pricing of Opana ER, the royalties that we expect to receive from Endo and our results of operations and financial condition.
     If Opana ER sales do not grow steadily or substantially, it would have a material adverse effect on our business, financial condition and results of operations.
     In the event that we are able to obtain regulatory approval of any of our other products candidates, the success of those products would also depend upon their acceptance by physicians, patients, third party payors or the medical community in general. There can be no assurance as to market acceptance of our drug products or our drug delivery technologies.
Our success depends on our ability to protect our patents and other intellectual property rights.
          Our success depends in significant part on our ability to obtain patent protection for our products, both in the United States and in other countries, and our ability to enforce these patents. Patent positions can be uncertain and may involve complex legal and factual questions. Patents may not be issued from any patent applications that we own or license. If patents are issued, the claims allowed may not be as broad as we have anticipated and may not sufficiently cover our drug products or our technologies. In addition, issued patents that we own or license may be challenged, invalidated or circumvented and we may not be able to bring suit to enforce these patents. We have four issued U.S. patents listed in the Orange Book for Opana ER. As the owner of the patents listed in the Orange Book for Opana ER, we may become a party to Hatch-Waxman litigation. We and Endo filed patent infringement suits against IMPAX in connection with its ANDA for Opana ER. We believe that we are entitled to a “30-month stay” available under the Hatch-Waxman Act because we initiated the suit within 45 days of our receipt of IMPAX’s notice letter. However, IMPAX has publicly disclosed that it is seeking to reinstate an earlier filing date of its ANDA. If IMPAX is successful, we will not be entitled to the 30-month stay. If we proceed with the Hatch-Waxman litigation, we may not prevail on defending our patents. Litigation is inherently unpredictable and unfavorable rulings do occur. An unfavorable ruling or loss of 30-month stay could subject Opana ER to generic competition as early as June 2009 when the new dosage form exclusivity for Opana ER expires. We and Endo have filed a patent infringement suit against Actavis in response to the Paragraph IV certification notice we received from Actavis. We expect that generic competition would adversely affect the pricing of Opana ER, the royalties that we expect to receive from Endo and results of our operations and financial condition.
          Our research, development and commercialization activities or any products in development may infringe or be claimed to infringe patents of competitors or other third parties. In such event, we may be ordered to pay such third party lost profits or punitive damages. We may have to seek a license from a third party and pay license fees or royalties. Awards of patent damages can be substantial. Licenses may not be available or available on acceptable terms, or the licenses may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we or our collaborators are not able to obtain a license, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations.
          Our success also depends on our ability to maintain the confidentiality of our trade secrets. We seek to protect such information by entering into confidentiality agreements with employees, consultants, licensees and other companies. These agreements may be breached by such parties. We may not be able to obtain an adequate remedy to such a breach. In addition, our trade secrets may otherwise become publicly known or be independently developed by our competitors.
We are dependent on our collaborators to manufacture and commercialize our products.
          We have historically collaborated with partners to facilitate the manufacture and commercialization of our products and product candidates. We continue to depend on our collaborators to manufacture, market and sell our products. In particular, we are dependent on Endo to manufacture, market and sell Opana ER in the United States and on Mylan to market and sell Pfizer’s generic Procardia XL 30 mg.
          We have limited experience in manufacturing, marketing and selling pharmaceutical products. Accordingly, if we cannot maintain our existing collaborations or establish new collaborations with respect to our products, we will have to establish our own capabilities or discontinue commercialization of the affected products. Developing our own capabilities may be expensive and time consuming and could delay the commercialization of the affected products. There can be no assurance that we will be successful in developing these capabilities.
          Our existing collaborations may be subject to termination on short notice under certain circumstances such as upon a bankruptcy event or if we breach the agreement. If any of our collaborations are terminated, we may be required to devote additional internal resources to the product, seek a new collaborator on short notice or abandon the product. The terms of any additional collaborations or other arrangements that we establish may not be favorable to us.
          We are also at risk that these collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include:
•	Our collaborators may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive to the product on which we are collaborating, which could affect our collaborator’s commitment to our collaboration.

•	Our collaborators may reduce marketing or sales efforts, or discontinue marketing or sales of our products. This could reduce the revenues we receive on the products.

•	Our collaborators may pursue higher priority programs or change the focus of their commercialization programs, which could affect the collaborator’s commitment to us. Pharmaceutical and biotechnology companies re-evaluate their priorities from time to time, including following mergers and consolidations, which have been common in recent years in these industries.

•	Disputes may arise between us and our collaborators from time to time regarding contractual or other matters. In 2006, we were engaged in a dispute with Endo with regard to the sharing of marketing expenses during the period prior to when Opana ER reaches profitability. In January 2007, we resolved our dispute as part of an amendment to the strategic alliance agreement between us and Endo. Any other such disputes with Endo or other collaborators could be time consuming and expensive, and could impact our anticipated rights under our agreements with those collaborators.
We have limited experience in developing, manufacturing, marketing and selling pharmaceutical products.
          We have limited experience in developing, manufacturing, marketing and selling pharmaceutical products. In the past, we have relied on our collaborators to manufacture, market and sell our products. We intend to develop more drug candidates independently and be responsible for the manufacturing, marketing and selling of these products. Under our collaboration with Edison, we are responsible for pharmaceutical and clinical development, seeking regulatory approvals, manufacturing, and marketing of the products we license from Edison. Accordingly, we will have to continue to develop our own capabilities in these areas.
          If we cannot establish our own capabilities successfully and on a timely basis, we may not be able to develop or commercialize these drug candidates. Developing our own capabilities may be expensive and time consuming and could delay the commercialization of the products we are developing.

The Drug Enforcement Agency, or DEA, limits the availability of the active drug substances used in Opana ER. As a result, Endo’s procurement quota may not be sufficient to meet commercial demand.
          Under the Controlled Substances Act of 1970, the DEA regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active drug substance in Opana ER, oxymorphone hydrochloride, is listed by the DEA as a Schedule II substance. Consequently, the manufacture, shipment, storage, sale, prescribing, dispensing and use of Opana ER are subject to a higher degree of regulation. For example, all Schedule II drug prescriptions must be written and signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription.
          Furthermore, the DEA limits the availability of the active drug substance used in Opana ER. As a result, Endo’s procurement quota of the active drug substance may not be sufficient to meet commercial demands. Endo must apply to the DEA annually for procurement quota in order to obtain the substance. Any delay or refusal by the DEA in establishing the procurement quota could cause trade inventory disruptions, which could have a material adverse effect on our business, financial condition and results of operations.
We face significant competition, which may result in others discovering, developing or commercializing products before us or more successfully than we do.
     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, healthcare legislation, availability of financing and other factors. Many of our competitors have:
•	significantly greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and commercialize drug products;

•	more extensive experience than we have in conducting preclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products;

•	competing products that have already received regulatory approval or are in late-stage development; or

•	collaborative arrangements in our target markets with leading companies and research institutions.
     We face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, pricing, patent position and other factors. Our competitors may develop or commercialize more effective, safer or more affordable products, or obtain more effective patent protections. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which would adversely affect our competitive position, the likelihood that our product will achieve initial market acceptance and our ability to generate meaningful revenues from our products. Even if our products achieve initial market acceptance, competitive products may render our products obsolete or noncompetitive. If our products are rendered obsolete, we may not be able to recover the expenses of developing and commercializing those products.
     We face competition from numerous public and private companies and their extended release technologies, including the oral osmotic pump, or OROS, technology marketed by Johnson & Johnson, multiparticulate systems marketed by Elan Corporation plc, Biovail Corporation and KV Pharmaceutical Company, and traditional matrix systems marketed by SkyePharma plc.
     Opana ER faces, and our products in development will face, competition from products with the same indication. For instance, Opana ER competes in the moderate to severe long acting opioid market with products such as OxyContin and MS Contin, Duragesic patch, Avinza and Kadian and the generic versions of some of these drugs. Opana ER may also be subject to competition from generic versions of the product, such as the generic version being developed by IMPAX.
     Nalbuphine ER, if approved, will face competition from products in the moderate chronic pain market. A number of pharmaceutical companies currently market and sell products to treat moderate chronic pain that we expect will compete with nalbuphine ER ranging from NSAIDs to strong opioids and including products containing tramadol, hydrocodone, codeine or propoxyphine such as Ultram, Vicodin and Darvon.
     Products developed through our collaboration with Edison may compete against products being developed by numerous private and public companies for at least some of the indications we may pursue. Various companies and institutions are conducting studies in the area of inherited mitochondrial disease. At least two companies have announced that they are pursuing programs based upon mitochondrial disease pathways. Santhera Pharmaceuticals is developing the coenzyme Q analog molecule, idebenone. They are in active clinical development in the diseases of Friedreich’s ataxia, Duchenne muscular dystrophy, and Leber’s Hereditary Optic Neuropathy. Sirtris Pharmaceuticals is targeting the mitochondrial metabolic pathways and is planning to study the mitochondrial respiratory chain disease MELAS (mitochondrial myopathy, encephalopathy, lactic acidosis and stroke) syndrome. If these companies are able to receive regulatory approvals for their products before we do, it may negatively impact our ability to achieve market acceptance of our products. If their products are more effective, safer or more affordable, our products may not be competitive.
     Some of the products we are developing are proprietary products that are based on active drug substances that are not protected by patents. These products will compete against other products developed using the same or a similar active drug substances, including branded products, as well as their generic versions, based primarily on price. In addition, our products may compete against other competitive products in the same therapeutic class.
If our clinical trials are not successful or take longer to complete than we expect, we may not be able to develop and commercialize our products.
          In order to obtain regulatory approvals for the commercial sale of our products, we or our collaborators will be required to complete clinical trials in humans to demonstrate the safety and efficacy of the products. However, we may not be able to commence or complete these clinical trials in any specified time period, either because the FDA or other regulatory agencies object or for other reasons. With respect to our approved products, including Opana ER, we have relied on our collaborators to conduct clinical trials and obtain regulatory approvals. We intend to develop the product candidates we obtain under our collaboration with Edison independently, including controlling the clinical trials and regulatory submissions with the FDA. We have limited experience in conducting Phase II and Phase III clinical trials and to date have not obtained approval for the marketing of a drug product. In 2005, we submitted an NDA for a product we were developing, PW 2101, but we received a non-approvable letter from the FDA and terminated the development program.
          Even if we complete a clinical trial of one of our potential products, the clinical trial may not prove that our product is safe or effective to the extent required by the FDA, the European Commission, or other regulatory agencies to approve the product. We or our collaborators may decide, or regulators may require us or our collaborators, to conduct additional clinical trials. For example, Endo received an approvable letter for Opana ER from the FDA in response to its NDA for Opana ER, which required Endo to conduct an additional clinical trial and which significantly delayed the approval of Opana ER. In addition, regulators may require post-marketing testing and surveillance to monitor the safety and efficacy of a product.
          Some of the drug candidates we are developing are in the early stages of development. There is limited information and understanding of the safety and efficacy of these drug candidates. There may not be any clinical data available. We will have to conduct preclinical testing and clinical studies to demonstrate the safety and efficacy of these drug candidates. The results from preclinical testing of a product that is under development may not be predictive of results that will be obtained in human clinical trials. In addition, the results of early human clinical trials may not be predictive of results that will be obtained in larger scale advanced stage clinical trials. Furthermore, we, our collaborators, and IRB or the FDA may suspend clinical trials at any time if the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons.

          The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment may result in increased costs and program delays.
     If clinical trials do not show any potential product to be safe or efficacious, if we are required to conduct additional clinical trials or other testing of our products in development beyond those that we currently contemplate or if we are unable to successfully complete our clinical trials or other testing, we may:
•	be delayed in obtaining marketing approval for our products;

•	not be able to obtain marketing approval for our products; or

•	not be able to obtain approval for indications that are as broad as intended.
     Our product development costs may also increase if we experience delays in testing or approvals. In addition, significant delays in clinical trials could allow our competitors to bring products to market before we do and impair our ability to commercialize our products.
     We have received Orphan Drug designation for A0001 from the FDA for the treatment of inherited mitochondrial respiratory chain diseases. We plan to file for orphan drug status for A0001 in the European Union. The FDA and the European Union regulatory authorities grant Orphan Drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States and fewer than five in 10,000 individuals in the European Union.
     Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity means that another application to market the same drug for the same indication may not be approved for a period of up to 10 years in the European Union, and for a period of seven years in the United States, except in limited circumstances set forth in the U.S. Federal Food, Drug and Cosmetic Act. Obtaining orphan drug designations and orphan drug exclusivity for our products for the treatment of inherited mitochondrial respiratory chain diseases may be critical to the success of these products. If our competitor receives marketing approval before we do for a drug that is considered the same as our drug candidate for the same indication we are pursuing, we will be prevented from receiving marketing approval for our drug candidate during the orphan drug exclusivity period of the competitor.
     Even if we obtain orphan drug exclusivity for any of our potential products, we may not be able to maintain it. If a competitor product, containing the same drug as our product and seeking approval for the same indication, is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of such competitor product. In addition, if a competitor develops a different drug for the same indication as our approved indication, our orphan drug exclusivity will not prevent the competitor drug from obtaining marketing approval.
     Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Obtaining Orphan Drug designation may not provide us with a material commercial advantage.
Even if we are able to obtain regulatory approvals for any of our product candidates, if they exhibit harmful side effects after approval, our regulatory approvals could be revoked or otherwise negatively impacted, and we could be subject to costly and damaging product liability claims.
          Even if we receive regulatory approval for A0001 or any other drug candidate developed through our collaboration with Edison, we will have tested them in only a small number of carefully selected patients during our clinical trials. If our applications for marketing are approved and more patients from the general population begin to use our products, new risks and side effects associated with our products may be discovered. As a result, regulatory authorities may revoke their approvals. In addition, we may be required to conduct additional clinical trials, make changes in labeling of our products, reformulate our product or make changes and obtain new approvals for our and our suppliers’ manufacturing facilities. We might have to withdraw or recall our products from the marketplace. We may also experience a significant drop in the potential sales of our product if and when regulatory approvals for such product are obtained, experience harm to our reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of our approved product or substantially increase the costs and expenses of commercializing and marketing our product.
Our controlled release drug delivery technologies rely on the ability to control the release of the active drug substances and our business would be harmed if it was determined that there were circumstances under which the active drug substances from one of our extended release products would be released rapidly into the blood stream.
          Our controlled release products and product candidates rely on our ability to control the release of the active drug substance. Some of the active ingredients in our controlled release products, including Opana ER, contain levels of active drug substance that could be harmful, even fatal, if the full dose of active drug substance were to be released over a short period of time, which is referred to as dose-dumping.
          In 2005, Purdue Pharma voluntarily withdrew from the market its product Palladone® (hydromorphone hydrochloride extended release capsules), after acquiring new information that serious and potentially fatal adverse reactions can occur when the product is taken together with alcohol. The data, gathered from a study testing the potential effects of the drug with alcohol use, showed that when Palladone is taken with alcohol, the extended release mechanism can fail and may lead to dose-dumping. In anticipation of questions from the FDA with respect to the potential dose-dumping effect of Opana ER given the FDA’s experience with Palladone, Endo conducted both in vitro and human testing of the effect of alcohol on Opana ER. In the in vitro testing, Endo did not find any detectible effect of alcohol on the time release mechanism of the product. In the human testing in the presence of alcohol, there was evidence of an increase in blood levels. The FDA received this data before approving the NDA and required that the Opana ER labeling specifically warn against taking the drug with alcohol of any kind.
We are subject to extensive government regulation including the requirement of approval before our products may be marketed. Even if we obtain marketing approval, our products will be subject to ongoing regulatory review.
          We, our collaborators, our products, and our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. Failure to comply with applicable requirements could result in warning letters, fines and other civil penalties, delays in approving or refusal to approve a product candidate, product recall or seizure, withdrawal of product approvals, interruption of manufacturing or clinical trials, operating restrictions, injunctions and criminal prosecution.
          Our products cannot be marketed in the United States without FDA approval. Obtaining FDA approval requires substantial time, effort and financial resources, and there can be no assurance that any approval will be granted on a timely basis, if at all. We have had only limited experience in preparing applications and obtaining regulatory approvals. If the FDA does not approve our product candidates or does not approve them in a timely fashion, our business and financial condition may be adversely affected. Furthermore, the terms of marketing approval of any application, including the labeling content, may be more restrictive than we desire and could affect the marketability of our products.
          Certain products containing our controlled release technologies require the submission of a full NDA. A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective. These studies may involve, among other things, full clinical testing, which requires the expenditure of substantial resources. The drug candidates we are developing in collaboration with Edison will also require submission of full NDAs. In certain other cases when we seek to develop a controlled release formulation of an FDA-approved drug with the same active drug substance, we may be able to rely on previous FDA determinations of safety and efficacy of the approved drug to support a section 505(b)(2) NDA. We can provide no assurance, however, that the FDA will accept a submission of a section 505(b)(2) NDA for any particular product.

Even if the FDA did accept such a submission, the FDA may not approve the application in a timely manner or at all. The FDA may also require us to perform additional studies to support the modifications of the reference listed drug.
          In addition, both before and after regulatory approval, we, our collaborators, our products, and our product candidates are subject to numerous FDA regulations, among other things, covering testing, manufacturing, quality control, current Good Manufacturing Practices or cGMP, adverse event reporting, labeling, advertising, promotion, distribution and export of drug products. We and our collaborators are subject to surveillance and periodic inspection by the FDA to ascertain compliance with these regulations. The relevant law and regulations may also change in ways that could affect us, our collaborators, our products and our product candidates. Failure to comply with regulatory requirements could have a material adverse impact on our business.
The recently enacted Food and Drug Administration Amendments Act of 2007, or FDAAA, may make it more difficult and costly for us to obtain regulatory approval of our product candidates and to produce, market and distribute products after approval.
          The FDAAA grants a variety of new powers to the FDA, many of which are aimed at improving the safety of drug products before and after approval. Under the FDAAA, companies that violate the new law are subject to substantial civil monetary penalties. While we expect the FDAAA to have a substantial effect on the pharmaceutical industry, the extent of that effect is not yet known. As the FDA issues regulations, guidances and interpretations relating to the new legislation, the impact on the industry, as well as our business, will become clearer. The new requirements and other changes that the FDAAA imposes may make it more difficult, and likely more costly, to obtain approval of new pharmaceutical products and to produce, market and distribute products after approval.
Opana ER contains a narcotic ingredient. As a result of reported misuse and abuse of prescription narcotics, the sale of Opana ER is subject to additional regulations, including compliance with risk management programs, which may prove difficult or expensive to comply with; and we and Endo may face lawsuits.
     Opana ER contains a narcotic ingredient. Misuse or abuse of drugs containing narcotic ingredients can lead to physical or other harm. In the past few years, for example, reported misuse and abuse of OxyContin, a product containing the narcotic oxycodone, resulted in the strengthening of warnings on its labeling. The sponsor of OxyContin also faced numerous lawsuits, including class action lawsuits, related to OxyContin misuse or abuse. Misuse or abuse of Opana ER could also lead to additional regulation of Opana ER and subject us and Endo to litigation.
We may become involved in patent litigation or other proceedings relating to our products or processes, which could result in liability for damages or termination of our development and commercialization programs.
          The pharmaceutical industry has been characterized by significant litigation, interference and other proceedings regarding patents, patent applications and other intellectual property rights. The types of situations in which we may become parties to such litigation or proceedings include:
•	We or our collaborators may initiate litigation or other proceedings against third parties to enforce our intellectual property rights.

•	If our competitors file patent applications that claim technology also claimed by us, we or our collaborators may participate in interference or opposition proceedings to determine the priority of invention.

•	If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we and our collaborators will need to defend our rights in such proceedings.

          An adverse outcome in any litigation or other proceeding could subject us to significant liabilities and/or require us to cease using the technology that is at issue or to license the technology from third parties. We may not be able to obtain any required licenses to obtain it on commercially acceptable terms.
          The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. We could incur significant costs in participating or assisting in the litigation. Our competitors may have substantially greater resources to sustain the cost of such litigation and proceedings more effectively than we can. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.
We have only limited manufacturing capabilities and will be dependent on third party manufacturers.
          We lack commercial scale facilities to manufacture our TIMERx materials or other products we are developing. We currently rely on Draxis Specialty Pharmaceuticals Inc., or Draxis, for the bulk manufacture of our TIMERx materials under a manufacturing and supply agreement with an initial term that expires in November 2009. The agreement automatically renews for successive one-year periods, unless either party gives notice of its intent not to renew the agreement at least 180 days prior to the end of the then-current term. We are not a party to any agreements with our third party manufacturers for the products that we are currently evaluating in clinical trials, except for purchase orders or similar arrangements.
          We believe that there are a limited number of manufacturers that comply with cGMP regulations who are capable of manufacturing our TIMERx materials. Although we have qualified alternate suppliers with respect to the xanthan gum and locust bean gum used to manufacture our TIMERx materials, we currently do not have a second supplier of TIMERx materials. If Draxis is unable to manufacture the TIMERx materials in the required quantities or fails to do so on a timely basis, or if Draxis does not agree to renew our agreement when it expires or renew it on terms acceptable to us, we may not be able to obtain alternative contract manufacturing or obtain such manufacturing on commercially reasonable terms. In addition, if we are unable to enter into longer-term manufacturing arrangements for our products on acceptable terms, particularly as drug candidates advance through clinical development and move closer to regulatory approval, our business and the development and commercialization of our products could be materially adversely affected. There can be no assurance that Draxis or any other third parties we rely on for supply of our TIMERx materials or other products will perform. Any failures by third party manufacturers may delay the development of products or the submission for regulatory approval, impair our or our collaborators’ ability to commercialize products as planned and deliver products on a timely basis, require us or our collaborators to cease distribution or recall some or all batches of products or otherwise impair our competitive position, which could have a material adverse effect on our business, financial condition and results of operations.
          If our third party manufacturers fail to perform their obligations, we may be adversely affected in a number of ways, including:
•	we or our collaborators may not be able to meet commercial demands for Opana ER or our other products;

•	we may not be able to initiate or continue clinical trials for products that are under development; and

•	we may be delayed in submitting applications for regulatory approvals of our products.
          We may not be able to successfully develop our own manufacturing capabilities. If we decide to develop our own manufacturing capabilities, we will need to recruit qualified personnel and build or lease the requisite facilities and equipment we currently do not have. Moreover, it may be very costly and time consuming to develop such capabilities.

          The manufacture of our products is subject to regulations by the FDA and similar agencies in foreign countries. Any delay in complying or failure to comply with such manufacturing regulations could materially adversely affect the marketing of our products and our business, financial condition and results of operations.
We are dependent upon a limited number of suppliers for the gums used in our TIMERx materials.
          Our TIMERx drug delivery systems are based on a hydrophilic matrix combining a heterodispersed mixture primarily composed of two polysaccharides, xanthan gum and locust bean gum, in the presence of dextrose. These gums are also used in our Geminex, gastroretentive and SyncroDose drug delivery systems. We and Draxis purchase these gums from a primary supplier. We have qualified alternate suppliers with respect to such materials, but we can provide no assurance that interruptions in supplies will not occur in the future. Any interruption in these supplies could have a material adverse effect on our ability to manufacture bulk TIMERx materials for delivery to our collaborators.
If we or our collaborators fail to obtain an adequate level of reimbursement by governmental or third party payors for Opana ER or any other products we develop, we may not be able to successfully commercialize the affected product.
          The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical products, including Opana ER. These third party payors continually attempt to contain or reduce the costs of health care by challenging the prices charged for pharmaceutical products. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control.
          In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The final adoption of these proposals may affect our or our collaborators’ ability to set prices which provide an adequate return on our investment.
          We expect Endo to experience pricing pressure with respect to Opana ER. We may experience similar pressure for other products for which we obtain marketing approvals in the future due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. Neither we nor our collaborators may be able to sell products profitably if access to managed care or government formularies is restricted or denied, or if reimbursement is unavailable or limited in scope or amount.
We will be exposed to product liability claims and may not be able to obtain adequate product liability insurance.
          Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. Product liability claims might be made by consumers, healthcare providers, other pharmaceutical companies, or third parties that sell our products. These claims may be made even with respect to those products that are manufactured in regulated facilities or that otherwise possess regulatory approval for commercial sale.
          We are currently covered by a primary product liability insurance in amounts of $15 million per occurrence and $15 million annually in the aggregate on a claims-made basis, and by excess product liability insurance in the amount of $10 million. This coverage may not be adequate to cover all product liability claims. Product liability coverage is expensive. In the future, we may not be able to maintain or obtain such product liability insurance at a reasonable cost or in sufficient amounts to protect us against potential liability claims. Claims that are not covered by product liability insurance could have a material adverse effect on our business, financial condition and results of operations.
If we are unable to retain our key personnel and continue to attract additional professional staff, we may not be able to maintain or expand our business.

          Because of the scientific nature of our business, our ability to develop products and compete with our current and future competitors will remain highly dependent upon our ability to attract and retain qualified scientific, technical, commercial and managerial personnel. The loss of key scientific, technical, commercial or managerial personnel or the failure to recruit additional key scientific, technical, commercial or managerial personnel could have a material adverse effect on our business. We do not have employment agreements with our key executives and we cannot guarantee that we will succeed in retaining all of our key personnel. There is intense competition for qualified personnel in our industry, and there can be no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the success of our business.
The market price of our common stock may be volatile.
          The market price of our common stock, like the market prices for securities of other pharmaceutical, biopharmaceutical and biotechnology companies, has been volatile. For example, the high and low closing prices of our common stock were $16.92 per share and $4.83 per share, respectively, for the twelve months ended December 31, 2007. On April 4, 2008, the closing price of our common stock was $2.86. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may also fluctuate as a result of our operating results, sales of Opana ER, future sales of our common stock, announcements of technological innovations, new therapeutic products or new generic products by us or our competitors, announcements regarding collaborative agreements, clinical trial results, government regulations, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others, changes in reimbursement policies, comments made by securities analysts and other general market conditions.
Specific provisions of our Shareholder Rights Plan, Certificate of Incorporation and Bylaws and the laws of Washington State make a takeover of Penwest or a change in control or management of Penwest more difficult.
          We have adopted a shareholder rights plan, often referred to as a poison pill. The rights issued under the plan will cause substantial dilution to a person or group that attempts to acquire us on terms that are not approved by our board of directors, unless the board first determines to redeem the rights. Various provisions of our Certificate of Incorporation, our Bylaws and Washington law may also have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company, including transactions in which our shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
          This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. In addition, any forward-looking statements represent our estimates only as of the date of the document in which such forward-looking statement is contained and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.
USE OF PROCEEDS
          We will not receive any proceeds from the sale of shares by the selling shareholders.
          The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our accountants.
SELLING SHAREHOLDERS
          The shares of common stock covered by this prospectus include:
•	8,140,600 shares of common stock that we issued to the selling shareholders in a private placement completed on March 11, 2008; and

•	4,070,301 shares of common stock issuable upon exercise of warrants to purchase common stock which we issued to the selling shareholders in connection with their purchase of shares of common stock in the private placement completed on March 11, 2008.
          The table below sets forth, to our knowledge, information about the selling shareholders as of March 11, 2008. As of March 11, 2008, there were 31,621,039 shares of our common stock outstanding.
          We do not know when or in what amounts the selling shareholders may offer shares for sale. The selling shareholders may sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling shareholders after completion of this offering. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling shareholders.
          Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after March 11, 2008 are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of common stock beneficially owned by them, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

	Shares of Common Stock				Shares of Common Stock to be
	Beneficially Owned Prior to			Number of Shares	Beneficially Owned After
	Offering			of Common Stock	Offering (1)
Name of Selling Shareholder	Number		Percentage	Being Offered	Number	Percentage
Deerfield Special Situations Fund International Limited	1,255,478	(2)	3.9%	1,255,478	—	—

Deerfield Special Situations Fund, L.P.	690,997	(3)	2.2%	690,997	—	—

H&Q Healthcare Investors	861,317	(4)	2.7%	861,317	—	—

H&Q Life Science Investors	598,542	(5)	1.9%	598,542	—	—

Perceptive Life Sciences Master Fund, Ltd.	6,138,408	(6)	18.9%	2,775,000	3,363,408	10.6%

Quogue Capital LLC	2,275,000	(7)	7.1%	1,650,000	625,000	2.0%

RA Capital Biotech Fund, L.P.	1,921,170	(8)	6.0%	1,921,170	—	—

RA Capital Biotech Fund II, L.P.	25,305	(9)	*	25,305	—	—

WS Opportunity Fund, L.P.	115,596	(10)	*	115,596	—	—

WS Opportunity Fund (QP), L.P.	105,245	(11)	*	105,245	—	—

WS Opportunity Fund International, L.P.	124,221	(12)	*	124,221	—	—

Walker Smith International Fund, Ltd.	971,631	(13)	3.0%	971,631	—	—

Walker Smith Capital (QP), L.P.	614,015	(14)	1.9%	614,015	—	—

Walker Smith Capital, L.P.	93,187	(15)	*	93,187	—	—

HHMI Investments, L.P.	409,197	(16)	1.3%	409,197	—	—

*	Less than one percent

(1)	We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders might not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling shareholders.

(2)	Includes 418,493 shares of common stock issuable upon exercise of warrants held by Deerfield Special Situations Fund International Limited.

(3)	Includes 230,332 shares of common stock issuable upon exercise of warrants held by Deerfield Special Situations Fund, L.P.

(4)	Includes 287,106 shares of common stock issuable upon exercise of warrants held by H&Q Healthcare Investors.

(5)	Includes 199,514 shares of common stock issuable upon exercise of warrants held by H&Q Life Science Investors.

(6)	Includes 925,000 shares of common stock issuable upon exercise of warrants held by Perceptive Life Sciences Master Fund, Ltd.

(7)	Includes 550,000 shares of common stock issuable upon exercise of warrants held by Quogue Capital LLC.

(8)	Includes 640,390 shares of common stock issuable upon exercise of warrants held by RA Capital Biotech Fund, L.P.

(9)	Includes 8,435 shares of common stock issuable upon exercise of warrants held by RA Capital Biotech Fund II, L.P.

(10)	Includes 38,532 shares of common stock issuable upon exercise of warrants held by WS Opportunity Fund, L.P.

(11)	Includes 35,082 shares of common stock issuable upon exercise of warrants held by WS Opportunity Fund (QP), L.P.

(12)	Includes 41,407 shares of common stock issuable upon exercise of warrants held by WS Opportunity Fund International, L.P.

(13)	Includes 323,877 shares of common stock issuable upon exercise of warrants held by Walker Smith International Fund, Ltd.

(14)	Includes 204,672 shares of common stock issuable upon exercise of warrants held by Walker Smith Capital (QP), L.P.

(15)	Includes 31,062 shares of common stock issuable upon exercise of warrants held by Walker Smith Capital, L.P.

(16)	Includes 136,399 shares of common stock issuable upon exercise of warrants held by HHMI Investments, L.P.
          None of the selling shareholders has held any position or office with, or has otherwise had a material relationship with, us within the past three years.
PLAN OF DISTRIBUTION
          The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling shareholders may sell their shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ Global Market;

•	in privately negotiated transactions; and

•	in options transactions.
          In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
          In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale.
          In offering the shares covered by this prospectus, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling shareholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
          In order to comply with the securities laws of some states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling shareholders from selling their shares unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
          To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
          We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.
          We have agreed with the selling shareholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (A) the later of (i) March 11, 2009 and (ii) the twelve month anniversary of the last date on which any shares of our common stock are issued upon exercise of the warrants issued on March 11, 2008 in connection with the private placement we consummated on such date, the Private Placement, or (B) the date on which all shares of common stock, or shares of common stock acquired upon the exercise of warrants, issued in connection with the Private Placement have been resold by the Selling Shareholders.
          Our common stock, including the shares offered by this prospectus, are traded on the NASDAQ Global Market under the symbol “PPCO.”
LEGAL MATTERS
     The validity of the shares offered by this prospectus has been passed upon by Perkins Coie LLP.

EXPERTS
           The financial statements of Penwest Pharmaceuticals Co. included in Penwest Pharmaceuticals Co.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedule appearing therein), and the effectiveness of Penwest Pharmaceuticals Co.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.
          This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
          The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the sale of all the shares covered by this prospectus.
(1)	Our Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-23467);

(2)	Our Annual Report on Form 10-K/A for the year ended December 31, 2007 (File No. 000-23467);

(3)	Our Current Report on Form 8-K dated February 12, 2008;

(4)	Our Current Report on Form 8-K dated March 6, 2008;

(5)	Our Current Report on Form 8-K dated March 11, 2008;

(6)	Our Current Report on Form 8-K dated March 14, 2008;

(7)	Our Current Report on Form 8-K dated March 20, 2008;

(8)	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(9)	The description of our common stock and preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 5, 1997 (File No. 000-23467), as updated by a Form 10 filed with the SEC on June 22, 1998 (File No. 000-23467), by a Form 10/A filed on July 17, 1998 (File No. 000-23467) and by a Form 10/A filed on July 28, 1998 (File No. 000-23467).

          You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut 06810-5120
Attention: Corporate Communications
Telephone: (203) 796-3700

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Penwest Pharmaceuticals Co. (except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee — Securities and Exchange Commission	$1,392
Legal fees and expenses	$10,000
Accounting fees and expenses	$10,000
Miscellaneous expenses	$3,608
Total Expenses	$25,000
Item 15. Indemnification of Directors and Officers.
          The Washington Business Corporation Act and our Amended and Restated Bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, under our Amended and Restated Bylaws, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Our officers and directors are currently covered under director and officer liability insurance maintained by us.
Item 16. Exhibits

EXHIBIT
NUMBER		DESCRIPTION

4.1	(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co., as amended

4.2	(2)	Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.3	(3)	Amendment to Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.4	(4)	Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the Rights Agent (Rights Agreement)

4.5	(5)	Amendment to Rights Agreement, dated as of March 5, 2008, between Penwest Pharmaceuticals Co. and the Rights Agent

4.6	(6)	Amendment No. 2 to Rights Agreement, dated as of March 20, 2008, between Penwest Pharmaceuticals Co. and the Rights Agent

5.1		Opinion of Perkins Coie LLP

23.1		Consent of Ernst & Young LLP

23.2		Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith

24.1		Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2004 (File No. 000-23467).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(3)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on November 13, 2007 (File No. 000-23467).

(4)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998 (File No. 000-23467).

(5)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on March 6, 2008 (File No. 000-23467).

(6)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on March 20, 2008 (File No. 000-23467).
Item 17. Undertakings.
          Item 512(a) of Regulation S-K. The undersigned Registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:
(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to

Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     Item 512(b) of Regulation S-K. That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          Item 512(h) of Regulation S-K. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut, on April 10, 2008.

PENWEST PHARMACEUTICALS CO.
By:	/s/ Jennifer L. Good
Jennifer L. Good
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY
          We, the undersigned officers and directors of Penwest Pharmaceuticals Co. hereby severally constitute and appoint Jennifer L. Good and Benjamin L. Palleiko, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Penwest Pharmaceuticals Co. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.
          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jennifer L. Good Jennifer L. Good	President and Chief Executive Officer, Director (Principal Executive Officer)	April 10, 2008

/s/ Benjamin L. Palleiko Benjamin L. Palleiko	Senior Vice President, Corporate Development and Chief Financial Officer (Principal Financial Officer)	April 10, 2008

/s/ Frank P. Muscolo Frank P. Muscolo	Controller and Chief Accounting Officer (Principal Accounting Officer)	April 10, 2008

/s/ Paul E. Freiman Paul E. Freiman	Director	April 10, 2008

/s/ Christophe Bianchi, M.D. Christophe Bianchi, M.D.	Director	April 10, 2008

Signature	Title	Date

/s/ Peter F. Drake, Ph.D. Peter F. Drake, Ph.D.	Director	April 10, 2008

/s/ Robert J. Hennessey Robert J. Hennessey	Director	April 10, 2008

/s/ David P. Meeker, M.D. David P. Meeker, M.D.	Director	April 10, 2008

/s/ William J. O’Shea William J. O’Shea	Director	April 10, 2008

John N. Staniforth, Ph.D.	Director

/s/ Anne M. VanLent Anne M. VanLent	Director	April 10, 2008

EXHIBIT INDEX

EXHIBIT
NUMBER		DESCRIPTION

4.1	(1)	Amended and Restated Articles of Incorporation of Penwest Pharmaceuticals Co., as amended

4.2	(2)	Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.3	(3)	Amendment to Amended and Restated By-laws of Penwest Pharmaceuticals Co.

4.4	(4)	Rights Agreement, dated July 27, 1998, between Penwest Pharmaceuticals Co. and the Rights Agent (Rights Agreement)

4.5	(5)	Amendment to Rights Agreement, dated as of March 5, 2008, between Penwest Pharmaceuticals Co. and the Rights Agent

4.6	(6)	Amendment No. 2 to Rights Agreement, dated as of March 20, 2008, between Penwest Pharmaceuticals Co. and the Rights Agent

5.1		Opinion of Perkins Coie LLP

23.1		Consent of Ernst & Young LLP

23.2		Consent of Perkins Coie LLP, included in Exhibit 5.1 filed herewith

24.1		Power of Attorney (See page II-4 of this Registration Statement)

(1)	Incorporated by reference to Exhibits to the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2004 (File No. 000-23467).

(2)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form S-1 (File No. 333-38389).

(3)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on November 13, 2007 (File No. 000-23467).

(4)	Incorporated by reference to Exhibits to the Registrant’s Registration Statement on Form 10 filed with the SEC on June 22, 1998 and July 31, 1998 (File No. 000-23467).

(5)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on March 6, 2008 (File No. 000-23467).

(6)	Incorporated by reference to Exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on March 20, 2008 (File No. 000-23467).